Glenn & Glenn
Attorneys at Law
124 Main Street, Suite 8
   New Paltz NY 12561
Telephone 845.256.8035
Fax: 845.255.1814

June 2, 2011

Ms. Caroline Kim
US Securities and Exchange Commission
Washington DC 20549

Re:	Plandel Resources, Inc.
File No 333-168079

Ms. Kim:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, (the Act”) Plandel Resources, Inc. (the “Issuer”) hereby requests that the effectiveness of its registration statement (File No. 333-168079 (the “Registration Statement”) be accelerated to Friday, June 3, 2011 at 4pm EDT.

The Issuer is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call me if you have any questions or need any further information.

Yours truly Glenn & Glenn Law LLP

By:	/s/ D. Roger Glenn
D. Roger Glenn